Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this amendment to the Registration Statement on Form F-1 of our report dated October 31, 2022, with respect to our audit of the consolidated balance sheet of CCSC Technology International Holdings Limited as of March 31 2022, and the related consolidated statement of income and comprehensive income, changes in shareholders’ equity and cash flows for the year ended March 31 2022, which report appears in the Prospectus, and part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

We were dismissed as auditor on February 14, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

/s/ Friedman LLP

New York, New York

January 17, 2024